15045673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 25 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47643

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucia Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13520 Evening Creek Dr. North Ste 300
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lavine, Lofgren, Morris & Engelberg, LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Dr. #300 (Address) La Jolla (City) CA (State) 92037 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/26/15

2/27/15

OATH OR AFFIRMATION

I, Raymond Lucia, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucia Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LUCIA SECURITIES, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2014

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

LUCIA SECURITIES, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2014

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2015, by Raymond J. Lucia Jr.
________________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JENNIFER A. FRANKLIN
COMM. #2088710
Notary Public - California
San Diego County
My Comm. Expires Nov. 3, 2018

(Seal) Signature [signature]

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages 2 Document Date ________

____
(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ____
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ________________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

LUCIA SECURITIES, LLC

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Lucia Securities, LLC
San Diego, California

We have audited the accompanying financial statements of Lucia Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 20, 2015

LUCIA SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2014

ASSETS		
Cash	$	1,123,596
Deposit with clearing broker		100,000
Commissions receivable		678,463
Due from related party		3,508,353
Other assets		16,505
Total assets	$	5,426,917
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	116,521
Deferred income		6,500
Total liabilities		123,021
Member's equity		5,303,896
Total liabilities and member's equity	$	5,426,917

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2014

Income:	
Commissions	$ 15,773,806
Other income	3,038,432
Total income	18,812,238
Expenses:	
Payroll and related expenses	8,563,174
Marketing and advertising expenses	1,933,444
Rent and office occupancy expenses	1,533,022
Commission expense	1,513,253
Management fees	1,292,669
Professional fees	937,362
Travel and entertainment expenses	445,581
Computer services expense	400,589
Client account fees	313,459
Insurance expenses	268,566
License and registration fees	165,858
Other operating expenses	383,333
Total expenses	17,750,310
Net income	$ 1,061,928

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Member's equity, beginning of year	$	4,241,968
Net income		1,061,928
Member's equity, end of year	$	5,303,896

See accompanying notes to financial statements
and independent registered public accounting firm's report.

LUCIA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 1,061,928
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	(116,624)
Due from related party	(2,035,689)
Other assets	(16,505)
Accounts payable and accrued expenses	(158,906)
Deferred income	(22,500)
Net cash used in operating activities	(1,288,296)
Net decrease in cash	(1,288,296)
Cash, beginning of year	2,411,892
Cash, end of year	$ 1,123,596

See accompanying notes to financial statements
and independent registered public accounting firm's report.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lucia Securities, LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company is an LLC wholly owned by RJL Holding Company, LLC. Due to the nature of an LLC, its member has limited liability.

The Company is exempt from SEC Rule 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Commissions Receivable

Commissions receivable are due from the Company's clearing broker and other financial service companies. Management has determined that no allowance for doubtful commissions receivable is necessary at December 31, 2014.

Income Recognition

Commission income results from marketing services performed by registered representatives of the Company on behalf of non-affiliated financial services companies. Because the nature of the marketing is to mass audiences, the Company is not able to reasonably estimate the timing or amount of the income. Therefore, these marketing services are recognized as income upon notification of such by the non-affiliated broker/dealer.

Commission income is also earned for marketing services performed for financial services companies whereby the Company acts as the introducing broker/dealer. The Company is not able to reasonably estimate the timing or amount of this income. As such, these marketing services are recognized as income upon notification by the financial services companies.

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the four year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded. The Company's management believes that there are no significant uncertain tax positions.

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Income

The Company enters into agreements with financial services companies for which the Company is a broker of their products and occasionally receives an advance. Such advances are recorded as deferred income to be earned or repaid based on specific criteria.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent auditors' report, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

NOTE 2. RELATED-PARTY TRANSACTIONS

Pursuant to an expense sharing agreement with RJL Management Company, LLC ("RJL"), the Company is allocated certain selling, marketing and general overhead expenses that RJL pays on behalf of the Company. RJL and the Company have common ownership and share office space, personnel and other overhead expenses. As such, RJL allocates a portion of these expenses to the Company based on the proportional use or benefit derived by the Company. During 2014, the Company incurred $12,926,695 in expenses related to this agreement, which are included in various expense categories in the accompanying statement of operations. Effective October 1, 2013, the Company entered into a management agreement with RJL whereby RJL acts as its operations manager. During 2014, the management fee to RJL totaled $1,292,669. As of December 31, 2014, the Company had remitted an amount in excess of the expenses due under these agreements, resulting in a receivable due from RJL in the amount of $3,508,353. These agreements can be terminated by either party at any time.

Further, the Company occasionally is billed for expenses and fees incurred by RJL Wealth Management, LLC ("RJLWM"). In these instances, RJLWM reimburses the Company for these costs.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital. At December 31, 2014, the Company had net capital of $1,718,246, which was $1,668,246 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 0.0716 to 1.

NOTE 4. CONCENTRATION OF CREDIT RISK

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

NOTE 5. CLEARING AGREEMENT

In June 2011, the Company entered into a seven-year clearing agreement whereby the clearing broker provides certain services, as defined, to the Company's clients. The agreement provides for, among other things, a one-time incentive fee of $1,500,000 to the Company for execution of the agreement, which was received and recognized in 2011. Additionally, provided that certain milestones are met at the three and five year anniversaries of the first trade date with the clearing broker, the Company may receive additional incentives of $100,000 each at the end of such anniversaries. During 2014, the clearing agreement reached the three year anniversary; however, the Company did not meet the required milestones for the first incentive fee.

The Company is required to have a $100,000 deposit with the clearing broker. The deposit was made in June 2011, when the agreement was in place. Additionally, should the Company breach the terms of the agreement, or terminate the agreement voluntarily, there is a termination fee due to the clearing broker equal to the greater of the monthly minimum revenue requirement, as defined, or $17,857 per month for the remainder of the agreement.

SUPPLEMENTARY INFORMATION

Lucia Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

Net capital	
Member's equity	$ 5,303,896
Less: Total non-allowable assets	3,585,650
Net capital	$ 1,718,246
Computation of basic net capital requirement	
1. Minimum dollar net capital	$ 50,000
Aggregate indebtedness	$ 123,021
2. Minimum net capital, aggregate indebtedness standard	$ 8,201
Capital required (larger of 1 or 2)	$ 50,000
Excess net capital	$ 1,668,246
Net capital less greater of: 10% aggregate indebtedness or 120% minimum net capital	$ 1,658,246
Ratio: Aggregate indebtedness to net capital	7.16%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,718,244
Rounding	2
Net capital - per above	$ 1,718,246
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 123,021
Rounding	-
Aggregate indebtedness - per above	$ 123,021

See accompanying independent registered public accounting firm's report.

Lucia Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2014

Lucia Securities, LLC operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

See accompanying independent registered public accounting firm's report.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT REQUIRED BY SEC RULE 15c3-3

To the Member of Lucia Securities, LLC
San Diego, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lucia Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)ii (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 20, 2015

LUCIA
SECURITIES

Lucia Securities, LLC's Exemption Report Required by SEC Rule 15c3-3

We as members of management of Lucia Securities, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year 2014 from January 1, 2014 to December 31, 2014 without exception.

Signature: ______________________
Name & Title: Raymond J. Lucia, Jr., Chief Executive Officer

Signature: Stephanie J Pimentel Holly
Name & Title: Stephanie Pimentel Holly, Chief Financial Officer

Signature: Jodie Hall CCO
Name & Title: Jodie Hall, Chief Compliance Officer

2/18/15

Lucia Securities, LLC ♦ Member FINRA/SIPC

13520 Evening Creek Drive North #300
San Diego, CA 92128

See accompanying independent registered public accounting firm's report.

SIPC Annual Assessment
Required Under SEC Rule 17a-5(e)(4)

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP | CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of
BKR International

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of Lucia Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Lucia Securities, LLC, (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California
February 20, 2015

LUCIA SECURITIES, LLC

Schedule of Assessment and Payments (Form SIPC-7)
to the Securities Investor Protection Corporation
For the Year Ended of December 31, 2014

	Amount
Total assessment	$ 32,061
SIPC-6 general assessment Payment made on July 29, 2014	19,154
SIPC-7 general assessment Payment made on February 18, 2015	12,907
Total assessment balance (overpayment carried forward)	$ -

See independent registered public accounting firm's agreed-upon procedures report on schedule of assessment and payments (Form SIPC-7).

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lucia Securities, LLC
13520 Evening Creek Drive North Ste 300
San Diego, CA 92128

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charlene Wilson 6235334407

2. A. General Assessment (item 2e from page 2) $ 32,061

B. Less payment made with SIPC-6 filed (**exclude interest**) (19,154)
7/29/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,907

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,907

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,907

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 18 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/14
and ending 12/31/14

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 18,812,237
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,648,422
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	339,312
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,987,734
2d. SIPC Net Operating Revenues	$ 12,824,503
2e. General Assessment @ .0025	$ 32,061

(to page 1, line 2.A.)

LUCIA SECURITIES LLC 2110

Vendor ID	Name	Payment Number	Check Date	Document Number
SIPC	Securities Investor Protection Cor	0000898	2/18/2015	2110

Our Voucher Number	Date	Amount	Amount Paid	Discount	Net Amount Paid
CSIPC-7 2014	2/18/2015	$12,907.00	$12,907.00	$0.00	$12,907.00
		$12,907.00	$12,907.00	$0.00	$12,907.00

DOCUMENT CONTAINS VISIBLE FIBERS AND CHEMICAL REACTIVE PROPERTIES SECURE PAPER CONTAINS TONER ADHESION PROTECTION, AND A METALLIC EAGLE HOLOGRAM.

LUCIA SECURITIES LLC
13520 Evening Creek Dr. North, Suite 300
San Diego, CA 92128-8105

UnionBank
Payable at any Union Bank branch including
400 California Street, San Francisco, CA 94104
(800) 238-4486 unionbank.com
16-49-6/1220
0161153960

2110

DATE 2/18/2015 AMOUNT $12,907.00

PAY TO THE ORDER OF Twelve Thousand Nine Hundred Seven Dollars and 00 Cents

Securities Investor Protection Corp.
P.O Box 92185
Washington DC 20090-2185

AUTHORIZED SIGNATURE

HEAT SENSITIVE COLOR FADES WITH HEAT

⑈002110⑈ ⑆122000496⑆ 0161153960⑈

From: (858) 726-0726
Felicia Tomeoni
Lucia Capital Group
13520 Evening Creek Dr. N
Suite 300
San Diego, CA 92128

Origin ID: CLDA

FedEx Express

E

J151015011403uv

Ship Date: 18FEB15
ActWgt: 1.0 LB
CAD: 107186491/WSXI2150

Delivery Address Bar Code

SHIP TO: (858) 726-0726 BILL SENDER

Securities Investor Protection Corp

P.O. Box 92185

Washington, DC 20090

Ref #
Invoice #
PO #
Dept #

THU - 19 FEB 10:30A
PRIORITY OVERNIGHT

TRK# 0201 **7802 2934 7306**

20090
DC-US
IAD

XC WASA

537J2/D3CE/EE4B

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lucia Securities, LLC
13520 Evening Creek Drive North Ste 300
San Diego, CA 92128

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charlene Wilson 6235334407

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 32,061

B. Less payment made with SIPC-6 filed (**exclude interest**) (19,154)
7/29/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,907

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,907

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,907

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lucia Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 18 day of February, 20 15.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/14
and ending 12/31/14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$18,812,237
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,648,422
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	339,312
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,987,734
2d. SIPC Net Operating Revenues	$12,824,503
2e. General Assessment @ .0025	$32,061

(to page 1, line 2.A.)

LUCIA SECURITIES LLC

2110

Vendor ID	Name	Payment Number	Check Date	Document Number
SIPC	Securities Investor Protection Cor	0000898	2/18/2015	2110

Our Voucher Number	Date	Amount	Amount Paid	Discount	Net Amount Paid
CSIPC-7 2014	2/18/2015	$12,907.00	$12,907.00	$0.00	$12,907.00
		$12,907.00	$12,907.00	$0.00	$12,907.00

DOCUMENT CONTAINS VISIBLE FIBERS AND CHEMICAL REACTIVE PROPERTIES SECURE PAPER CONTAINS TONER ADHESION PROTECTION, AND A METALLIC EAGLE HOLOGRAM.

LUCIA SECURITIES LLC
13520 Evening Creek Dr. North, Suite 300
San Diego, CA 92128-8105

UnionBank
Payable at any Union Bank branch including
400 California Street, San Francisco, CA 94104
(800) 238-4486 unionbank.com
16-49-6/1220
0161153960

2110

DATE 2/18/2015

AMOUNT $12,907.00

PAY TO THE ORDER OF

Twelve Thousand Nine Hundred Seven Dollars and 00 Cents

Securities Investor Protection Corp.
P.O.Box 92185
Washington DC 20090-2185

AUTHORIZED SIGNATURE

HEAT SENSITIVE COLOR FADES WITH HEAT

⑈002110⑈ ⑆122000496⑆ 0161153960⑈

From: (858) 726-0726
Felicia Tomeoni
Lucia Capital Group
13520 Evening Creek Dr. N
Suite 300
San Diego, CA 92128

Origin ID: CLDA

FedEx. Express

E

J151015011403uv

SHIP TO: (858) 726-0726 BILL SENDER

Securities Investor Protection Corp

P.O. Box 92185

Washington, DC 20090

Ship Date: 18FEB15
ActWgt: 1.0 LB
CAD: 107186491/WSXI2150

Delivery Address Bar Code

Ref #
Invoice #
PO #
Dept #

THU - 19 FEB 10:30A
PRIORITY OVERNIGHT

TRK# 7802 2934 7306
0201

20090
DC-US
IAD

XC WASA

537J2/D3CE/EE4B